MOJO DATA SOLUTIONS, INC.

2105 Plantation Village

Dorado, Puerto Rico 00646

T: (631) 521-9700

E: jspiteri@mojotags.com

March 19, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: William H. Thompson

Accounting Branch Chief

Re:	MOJO Data Solutions, Inc.
Form 8-K dated September 27, 2013
Filed September 30, 2013
Form 8-K dated January 31, 2014
Filed February 4, 2014
File No. 333-175003

Dear Mr. Thompson:

This letter is being submitted in response to the comment letter dated February 14, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned filings of MOJO Data Solutions, Inc., a Puerto Rico corporation (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

If you have any questions or comments regarding these responses, please do not hesitate to call the undersigned at (631) 521-9700 or contact the Company’s securities counsel, Philip Magri, Esq., at (646) 502-5900 or pmagri@magrilaw.com.

Very truly yours,

/s/ Joseph Spiteri
Joseph Spiteri
Chief Executive Officer, President, Chairman,
Secretary and Treasurer

Form 8-K Filed September 30, 2013

1.	We reviewed your response to our previous comment. Please note the provisions of paragraph (a)(4) and (b)(2) of Item 9.01 of Form 8-K do not apply to the financial statements or pro forma financial information required to be filed under Item 9.01 with regard to any transaction required to be described in Item 2.01 of Form 8-K by a registrant that was a shell company as defined in Rule 12b-2 of the Exchange Act. Please refer to Item 9.01(c) of Form 8-K, which states that with regard to any transaction required to be described in Item 2.01 of Form 8-K by a registrant that was a shell company before the transaction, the financial statements and pro forma financial information required by Item 9.01 must be filed in the initial report. As previously requested, please provide us an analysis supporting your determination that you are not a “shell company” as defined by Rule 12b-2 under the Exchange Act or provide the financial statements and pro forma financial information required by Item 2.01(f) and Item 9.0 of Form 8-K. See also SEC Release 34-52038. In this regard, the box on the cover page of your Form 10-Q for the period ended October 31, 2013 was checked indicating you were not a shell company and you appear to have no or nominal operations and assets consisting of cash and nominal other assets.

RESPONSE:

We respectfully disagree that that the Company was or is a “shell company” as defined by Rule 12b-2 under the Exchange Act. Since the Company’s predecessor, Authentic Teas, Inc., a Nevada corporation (“AUTT”), went public pursuant to a Registration Statement on Form S-1 declared effective by the Commission on September 6, 2011 and began filing its periodic reports on Forms 10-K and 10-Q with the Commission on September 23, 2011, it had consistently checked the box on the cover page of such periodic reports indicating that it was not a shell company. As disclosed by AUTT in its filings with the Commission, AUTT was a holding company and had conducted its business and operations through its wholly-owned subsidiary, Authentic Teas, Inc., a Canadian corporation (“AUTT Canada”). In its periodic reports, AUTT had consistently reported non-cash and non-cash equivalent assets and revenues similar to those set forth in the Company’s Form 10-Q for the quarter ended October 31, 2013 yet AUTT was never deemed to be a shell company by either the Commission or FINRA. When AUTT merged with and into the Company on September 16, 2013, the Company assumed AUTT’s interests in AUTT Canada, including AUTT Canada’s business and operations, and has been conducting the same business through AUTT Canada since such date. We are not sure why the Company has been deemed to be a shell simply because it changed names and domicile while continuing the same business operations as AUTT through AUTT Canada and has reported similar non-cash and non-cash equivalent assets and revenues as AUTT had historically done.

Please be advised that although the Company is in the process of refocusing its business objective to developing and monetizing the assets purchased from Mobile Data Systems, Inc., a New York corporation, on January 31, 2014, the Company continues to conduct the same business as AUTT through AUTT Canada. Please also be advised that the Company intends to sell its interests in AUTT Canada; but until that point, will continue to conduct the operations of AUTT Canada.

CERTIFICATION

I, Joseph Spiteri, the Chief Executive Officer, President, Chairman, Secretary and Treasurer of MOJO Data Solutions, Inc., a Puerto Rico corporation (the “Company”), hereby acknowledge the following regarding the Company’s periodic and current reports filed by the Company with the United States Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (collectively, the “Filings”):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this March 19, 2014.

MOJO DATA SOLUTIONS, INC.

By:	/s/ Joseph Spiteri
Name:	Joseph Spiteri
Title:	Chief Executive Officer, President,
Chairman, Secretary and Treasurer
(Principal Executive Officer)